

October 28, 2013

Via E-mail
Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT II, Inc.
One Crescent Drive, Suite 203
Philadelphia, Pennsylvania 19112

>   **Re:**   **Resource Real Estate Opportunity REIT II, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed September 30, 2013**
>   **File No. 333-184476**

Dear Mr. Feldman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have referred your response to comment 5 in our letter dated November 13, 2012 to the Division of Investment Management, which may have further comments.

What is the experience of your sponsor, page 7

2.   Please tell us how the $600 million referenced in this answer was calculated.

Management Compensation, page 87

3.   We note that asset management fees could be based off of the "appraised value" of a property, if it is greater than the cost of the property. Please tell us if there is a situation

where you would get appraisals of some, but not all of your properties.

Investment Objectives and Policies

Target Portfolio, page 105

4.   Please quantify here and under the Discounted Real Estate-Related Debt subheading to explain what you mean by "significantly discounted" commercial real estate and real estate-related debt.

Experience Buying, Improving and Selling Discounted Real Estate-Related Debt, page 110

5.   It appears that information in this table is similar to that requested by Table V of Industry Guide 5. Please tell us your basis for this presentation here and any deviation from the instructions of Table V. Also, tell us if your reference to "all such investments" excludes any other acquisition or disposition activity during the same time period that may be similar in nature.

Plan of Operation

General, page 129

6.   Please explain your conservative underwriting by discussing how the operating assumptions you have identified herein impact your analyses of individual assets.

Prior Performance Summary, page 134

7.   It appears that the disclosure included in this section goes beyond the information requested by Item 8 of Industry Guide 5. Please tell us your basis for such additional information in light of the suggestion in the narrative that sponsors are "urged not to include in the prospectus information … beyond that required by" the Guide, unless inclusion of such information may be necessary to make the other disclosure not misleading.

Adverse Business Developments or Conditions, page 145

8.   We have considered your revisions in response to comment 23. Please revise to quantify the impact of increased vacancy rates or, alternatively, further explain what you mean by the statement that levels were higher than anticipated.

Consolidated Balance Sheet, page F-3

9.   We note your response to comment 27; however, you did not fully address our comment. Please explain to us in detail how you intend to account for the convertible shares upon issuance and going forward from a balance sheet perspective as well as an

income statement/compensation perspective, citing the specific accounting reference you relied upon to determine your accounting treatment.

Prior Performance Tables

10. We note your response to comment 29. We are not currently asking you to remove Table II, but please tell us your basis for omitting Table I but keeping Table II based on the instructions.

Table III (Unaudited) Annual Operating Results of Prior Real Estate Programs, pages A-6 through A-8

11. If you would like to provide the information requested by this table based on the guidance included in the Division's Disclosure Guidance Topic No. 6, please contact the Staff.

12. We note your response to comment 33 where you state that investment management fees are deferred fees payable to the general partner and are therefore accrued for GAAP purposes. Please further explain to us how these fees have not already been adjusted to arrive at cash generated from operations, if presented on a GAAP basis.

Table III (Unaudited) Annual Operating Results of Prior Real Estate Programs, page A-9

13. We note that some of the information included in the table for Resource Capital Corp. does not agree to the information presented in the financial statements of Resource Capital Corp. included in its Form 10-K for the year ended December 31, 2012. For example, you present subtotals titled 'Net Operating Income' which do not agree to the amounts of the unnamed subtotals in the company's Form 10-K. Please revise or advise.

Signatures, page II-6

14. We note on page 6 that you plan to appoint your independent directors prior to commencement of this offering. Please advise us whether a majority of your directors will sign a pre-effective amendment of the registration statement.

Exhibits

15. Please file the legal and tax opinions with your next amendment or provide draft opinions for us to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel